UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Sebastian Tiller, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(2)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(2)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(3)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(4)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(4)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(5)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(6)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(7)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(7)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(8)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(8)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(8)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(9)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(10)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(10)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(10)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(10)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(11)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(11)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(11)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on March 5, 2015 (as amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Items 2(a) and (f) of the Schedule 13D is hereby amended and restated as follows:

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);
(ii)	KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);
(iii)	KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);
(iv)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(v)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(vi)	KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(vii)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(viii)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(ix)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(x)	Henry R. Kravis, a United States citizen; and
(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

Birch Partners, LP (“Birch Partners”) directly owns all of the shares of Common Stock reported in this Statement.  Each of KKR 2006 Fund, OPERF Co-Investment LLC, KKR Partners III, L.P. and 8 North America Investor L.P. holds limited partner interests in Birch Partners and KKR 2006 Fund holds membership interests in Birch GP, LLC, the general partner of Birch Partners.

The general partner of KKR 2006 Fund is KKR Associates, and the general partner of KKR Associates is KKR 2006 GP.  The designated member of KKR 2006 GP is KKR Fund Holdings.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Kravis, Roberts, William J. Janetschek and David J. Sorkin is an executive officer of KKR 2006 GP.  Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Nuttall, Bae, Janetschek and Sorkin is a United States citizen.

(b)
The address of the principal business office of KKR 2006 Fund, KKR Associates, KKR 2006 GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Nuttall, Bae, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
 KKR 2006 Fund is principally engaged in the business of investing in other companies.  KKR Associates is principally engaged in the business of being the general partner of KKR 2006 Fund.  KKR 2006 GP is principally engaged in the business of being the general partner of KKR Associates.  Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).

The Reporting Persons beneficially own an aggregate of 17,920,892 shares of Common Stock, which is directly held by Birch Partners.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 48.6% of the outstanding shares of Common Stock.  The percentages of beneficial ownership in this Schedule 13D is based on an aggregate of 36,860,915 shares of Common Stock outstanding as of February 26, 2018, as reported in the Annual Report on Form 10-K filed by the Issuer on March 2, 2018.  An aggregate of 8,960,446 shares of Common Stock held by Birch Partners, representing approximately 24.3% of the outstanding shares of Common Stock, is attributable to KKR 2006 Fund, KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P. as a result of their limited partner interests in Birch Partners and KKR 2006 Fund’s membership interests in Birch GP, LLC, the general partner of Birch Partners.

Each of KKR 2006 Fund (as holder of membership interests in Birch GP, LLC, the general partner of Birch Partners), KKR Associates (as the general partner of KKR 2006 Fund), KKR 2006 GP (as the general partner of KKR Associates), KKR Fund Holdings (as the designated member of KKR 2006 GP), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned directly by Birch Partners, and each disclaims beneficial ownership of such shares of Common Stock.

None of Messrs. Nuttall, Bae, Janetschek or Sorkin beneficially owns any shares of Common Stock.

The members of Birch GP, LLC are KKR 2006 Fund and General Atlantic Partners 85, L.P.  The Reporting Persons, Birch Partners, Birch GP, LLC and General Atlantic Partners 85, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  Birch Partners, Birch GP, LLC and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c)
On April 5, 2018, Birch Partners distributed an aggregate of 875,899 shares of Common Stock to certain limited partners (other than KKR 2006 Fund, General Atlantic Partners 85, L.P. or any of their respective affiliates, in each case, that hold any limited partnership interests of Birch Partners) that elected to redeem all of their limited partnership interests in Birch Partners.

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the following:

On February 28, 2018, the Issuer, Birch Partners, KKR 2006 Fund and General Atlantic Partners 85, L.P. entered into the First Amendment to Stockholders’ Agreement (the “Stockholders Agreement Amendment”), which amended the Stockholders Agreement by providing that the Issuer board of directors will be comprised of at least 11 directors and no more than 14 directors.

The foregoing description of the terms of the Stockholders Agreement Amendment is qualified in its entirety by reference to the full text of the Stockholders Agreement Amendment, which is filed as Exhibit D hereto and incorporated herein by reference.

All references to the Stockholders Agreement in the Schedule 13D shall be to the Stockholders Agreement, as amended.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit D
First Amendment to Stockholders’ Agreement, dated as of February 28, 2018, among Engility Holdings, Inc., Birch Partners, LP, KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P. (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2018

KKR 2006 FUND, L.P.

By: KKR Associates 2006 L.P., its general partner

By: KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By: KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By: KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

By: KKR Group Holdings L.P.
By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.

By: KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact